As filed with the Securities and Exchange Commission on June 10, 1996

                                            Registration No. 333-05917


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

            SCI SYSTEMS, INC.
- -----------------------------------------------------
(Exact name of registrant as specified in its charter)

       Delaware                           63-0583436
- -------------------------------      ----------------------------------
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)


c/o SCI Systems (Alabama), Inc., 2101 West Clinton Avenue, Huntsville, Alabama 35805, (302) 998-0592
- -------------------------------------------------------------------------------
(Address, including zip code, and telephone, including area code, of registrant's principal executive offices)

    Olin B. King, Chairman of the Board,
c/o SCI Systems (Alabama), Inc., 2101 West Clinton Avenue, Huntsville, Alabama 35805, (205) 882-4600
- -------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of agent for service)

G. WILLIAM SPEER, ESQ.
Powell, Goldstein, Frazer & Murphy
Sixteenth Floor
191 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 572-6600

(Approximate date of commencement of proposed sale to the public) At such time or times after this Registration Statement becomes effective as the Selling Holders may determine. If of the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
- --------------------------------------------------------------------------
If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]
- --------------------------------------------------------------------------
If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]


                         CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------------------------
                                                              Proposed                   Proposed
       Title of each                                           maximum                   maximum
    class of securities           Amount to be           offering price per         aggregate offering            Amount of
     to be registered              Registered                   unit                      price                registration fee
                                                                 (1)
- ------------------------------------------------------------------------------------------------------------------------------------
(a) 5% Convertible
Subordinated Notes due 2006

                                  $287,500,000                  100%                   $287,500,000               $99,137.93
- ------------------------------------------------------------------------------------------------------------------------------------
(b) Common Stock, $.10
par value per share
                                                                 N/A                       N/A                       N/A
                                 5,897,435 (2)
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating registration fee pursuant to Rule 457(I) under the Securities Act of 1933, as amended.

(2) Issuable upon conversion of the Notes registered hereby. Includes such indeterminable number of shares of Common Stock as may be issued on conversion of the Notes by reason of adjustment of the conversion rate in certain cases outlined in the Prospectus. Such Common Stock will, if issued, be issued for no additional consideration, and therefore no registration fee is required.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

[Side bar]
Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State. [End of side bar]

                    SUBJECT TO COMPLETION DATED JUNE 10, 1996

                                SCI Systems, Inc.

                     5% Convertible Subordinated Debentures

                                    Due 2006

This Prospectus relates to the 5% Convertible Subordinated Notes Due 2006 (the "Notes") of SCI Systems, Inc. ("SCI") or (the "Company") and the shares of the Company's Common Stock, par value $.10 per share ("Common Stock"), issuable upon the conversion of the Notes. The Notes were issued and sold on April 23 and 26, 1996 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to persons reasonably believed by Salomon Brothers Inc, Merrill Lynch & Co. and Montgomery Securities, as the initial purchasers ("Initial Purchasers") of the Notes, to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act), other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Notes and the Common Stock issuable upon the conversion thereof may be offered and sold from time to time by holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission (the "Commission")pursuant to a registration agreement dated as of April 23, 1996 (the "Registration Agreement") between the Company and the Initial Purchasers, entered into in connection with the Original Offering.

The Notes will mature on May 1, 2006. Interest on the Notes will be paid semi-annually on May 1 and November 1 of each year, commencing November 1, 1996. The Notes are convertible at the option of the holder thereof, at any time after 90 days following the date of original issuance thereof and prior to maturity, unless previously redeemed, into shares of Common Stock of the Company at a conversion price of $48.75 per share, subject to adjustment in certain events. On June 7, 1996, the last reported sale price of the Common Stock on the Nasdaq Stock Market's National Market (Symbol SCIS) was $43.50 per share. The Notes are redeemable, in whole or in part, at the option of the Company at any time after May 1, 1999, at the redemption prices set forth herein, together with accrued interest. The Notes do not provide for any sinking fund. Upon a Designated Event (as defined), holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase.

         The Notes are unsecured obligations of the Company and will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Notes will also be structurally subordinated to all liabilities of the Company's subsidiaries. As of March 24, 1996, the Company had approximately $217 million of indebtedness that would have constituted Senior Indebtedness.

         The Notes and the Common  Stock  issuable  upon the  conversion  of the
Notes may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of
Distribution." If required, the names of any such agents or underwriters involved in the sale of the Notes and the Common Stock issuable upon the conversion of the Notes in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement").

         The Selling Holders will receive all of the net proceeds in the sale of the Notes and the Common Stock issuable upon the conversion of the Notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Notes and the Common Stock issuable upon the conversion of the Notes.

         The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Notes and the Common Stock issuable upon the conversion of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Notes and the Common Stock issuable upon the conversion of the Notes purchased by them may be deemed to be underwriting commissions and discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

         Prospective investors should carefully consider the matters discussed under the caption "Risk Factors."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                           A CRIMINAL OFFENSE.

                 The  date of this  Prospectus  is June 10, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market System, 1735 K Street, N.W., Washington, D.C. 20006, and reports, proxy statements and other information concerning the Company can be inspected at said exchange.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedule relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.

INFORMATION INCORPORATED BY REFERENCE

    The following documents have been filed with the Commission and are incorporated herein by reference:

    (I) The Company's Proxy Statement for its Annual Meeting of Shareholders dated October 27, 1995;

    (ii) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (including portions of the Company's 1995
          Annual Report to Shareholders, incorporated therein by reference);



    (iii) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 1995;

    (iv) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 24, 1995;

    (v) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 24, 1996; and

    (vi) The Company's Current Reports on Form 8-K filed with the Commission on August 22, 1995, April 15, 1996 and June 14, 1996.


     In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. ANY statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits not specifically incorporated by reference into such documents). Requests for such documents should be directed to SCI Systems, Inc., Attn.: Investor Relations, 2000 Ringwood Avenue, San Jose, California 95131 (408) 943-9000; or Ronald G. Sibold, Treasurer, SCI Systems, Inc., c/o SCI Systems (Alabama), Inc., P.O. Box 1000, Huntsville, Alabama 35807,
(205) 882-4131.

                               PROSPECTUS SUMMARY



     The following summary is qualified in its entirety by, and is subject to, the detailed information, Consolidated Financial Statements and Notes thereto contained elsewhere or incorporated by reference in this Prospectus. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors." As used herein, "SCI" and the "Company" refer to SCI Systems, Inc. and its subsidiaries, unless the context otherwise requires.



                                   The Company

     SCI Systems is the largest global supplier of full-service contract manufacturing to the electronics industry, providing a broad range of manufacturing services to original equipment manufacturers (OEMs) in the computer, telecommunications, medical, aerospace and defense, and entertainment industries. SCI's strategically located plants in North America, Western Europe and East Asia manufacture components, subassemblies, and finished products for the Company's diversified and growing base of commercial customers, including Hewlett-Packard, Tandem Computers, IBM, Apple Computer, and Digital Equipment Corporation. The Company operates the largest surface mount technology (SMT) capacity in the merchant market with 148 automated SMT lines and 42 automated pin-in-hole (PIH) assembly lines installed in twenty plants in eight countries.

     SCI has experienced rapid revenue growth in recent periods. In the fiscal year ended June 30, 1995, revenues increased 44% to $2.67 billion from $1.85 billion a year earlier. For the nine months ended March 24, 1996, revenues grew 74% to $3.19 billion from $1.83 billion in the prior fiscal year's comparable period. The Company is benefiting from an ongoing shift to outsourcing as OEMs seek solutions to rapidly changing manufacturing technologies, new product proliferation, shorter product life cycles, intense cost pressures and heightened user reliability and quality expectations.

     The key elements of SCI's focus are quality products, competitive pricing and customer responsiveness. The Company implements this philosophy through the continuous upgrading of its technology and systems, geographic expansion to remain close to customers, and management commitment to quality improvement. The Company is committed to maintaining modern manufacturing technologies, with current equipment additions focusing on evolving SMT processes and a range of microelectronic assembly processes. The Company has also expanded the number of production lines devoted to finished product assembly, burn-in, and test to meet a growing number of customers' requirements.

     An essential element of the Company's infrastructure is a multitiered configuration of information systems which utilize both standard and customized software to implement advanced applications at mainframe, server, and desktop levels. Significant upgrades and expansions of system hardware, software, and communications elements have been implemented. These systems are increasingly interlinked with counterpart customer systems to implement order flow, production status information, billing, and material management in a timely manner.

     The Company maintains a continuous program of manufacturing process, system, and product development. Computer aided design centers are employed at strategic regional plants in support of domestic and foreign customers. Much of the Company's design automation emphasis is currently focused upon surface mount technology and advanced manufacturing processes. New product development is usually undertaken in support of customer requirements.

     All of the Company's manufacturing facilities are registered to the quality requirements of the International Organization for Standardization (ISO
   9000), as is its purchasing organization. The Company has received numerous quality awards from its customers which include many of the largest personal computer and peripheral product OEMs.



                               Recent Developments

     On May 31, 1996 the Company finalized an agreement with Apple Computer, Inc. ("Apple") to purchase Apple's 360,000 square foot Fountain, Colorado manufacturing plant (the "Fountain Facility"). The Fountain Facility provided manufacturing services in support of Apple's product requirements for the Americas. The Fountain Facility manufactures subassemblies and finished computers for Apple, and employed approximately 1,000 employees. The cash acquisition price aggregated $195 millions.

     At closing of the Fountain Transaction, the Company entered into a related three year manufacturing agreement with Apple. The manufacturing agreement provides that the Company will manufacture agreed upon levels of designated Apple products. The Company expects the Fountain Transaction to result in significant volume of business. The Fountain Facility will also provide the Company with manufacturing capacity for potential use by other customers.

     There can be no assurance that the Company will successfully integrate the operations of the Fountain Facility. See "Risk Factors--Fountain Transaction" and "Business--Recent Developments."

                                  The Offering


Securities..............Offered......$287,500,000  aggregate principal amount of
                        5% Convertible Subordinated Notes due 2006.
Maturity................May 1, 2006, unless earlier redeemed, repurchased or converted.
Interest................Payment  Dates..May  1  and  November  1 of  each  year, commencing November 1,1996.
Conversion..............The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder, at any time after 90 days following the date of original issuance thereof and prior to maturity, into shares of Common Stock at a conversion price of $48.75 per share, subject to adjustments in certain events. See "Description of Notes--Conversion."
Designated Events.......Upon  a Designated Event (as  defined),  holders  of the
                        Notes   will  have  the  right,  subject  to  certain
                        restrictions and conditions, to require the Company to purchase all or any part of their Notes at a purchase
                        price  equal to 101% of the principal   amount  thereof
                        together with accrued and unpaid interest thereon to the date of the purchase. See "Description of Notes-- Repurchase at the Option of Holders " and "Risk Factors- -Limitations on Repurchase of Notes Upon Occurrence of Designated Event."
Ranking.................The Notes offered hereby will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes also will be structurally subordinated to all existing and future indebtedness and other liabilities of subsidiaries of the Company.
                        At March 24, 1996, the Company had approximately
                        $217 million of indebtedness outstanding that would have constituted Senior Indebtedness. The Indenture contains no limitation on the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. See "Description of Notes."


                       Summary Consolidated Financial Data


                                                           Year Ended June 30,
                                                                                                              Nine Months Ended
                                                                                                              ----------------------
                            -----------------------------------------------------------------------------  March 26,       March 24,
                                 1991          1992            1993            1994           1995           1995            1996
                            --------------------------------------------------------------------------------------------------------
Consolidated Statement of                                   (In thousands, except ratios and per share data)
Income Data:
Net sales                 $ 1,121,807     $ 1,038,454     $ 1,672,115     $ 1,852,478     $ 2,673,783    $ 1,831,431     $ 3,192,873
Income from                     8,485           6,802          42,883          46,916          75,661         51,143          94,772
 continuing
 operations before taxes
 and
 extraordinary item
Income from                     9,242           9,061          30,615          29,936          45,243         31,197        56,389
 continuing
 operations before
 extraordinary item
Discontinued                  (5,783)         (5,236)         (4,056)         (8,775)             -0-            -0-           -0-
 operations, net of
 tax benefits
Gain on                         9,161             -0-             -0-             -0-             -0-            -0-           -0-
 extraordinary
 item--excess of
 face  value of debt
 retired over cost,
 net of taxes
Net income                    $12,620          $3,825         $26,559         $21,161        $45,243         $31,197       $56,389
Primary earnings per
 share:
From continuing                 $0.44           $0.43           $1.24           $1.08          $1.63           $1.12         $1.88
 operations
From discontinued              (0.28)          (0.25)          (0.15)          (0.32)            -0-             -0-           -0-
 operations
Extraordinary item              $0.44             -0-             -0-             -0-            -0-             -0-           -0-
                         -----------------------------------------------------------------------------------------------------------
                                $0.60           $0.18           $1.09           $0.76          $1.63           $1.12         $1.88
                         ===========================================================================================================
Fully diluted earnings
 per share:
From continuing                 $0.44           $0.43           $1.21           $1.08          $1.56           $1.12         $1.88
 operations
From discontinued              (0.28)          (0.25)          (0.14)          (0.32)            -0-             -0-           -0-
 operations
Extraordinary item               0.44             -0-             -0-             -0-            -0-             -0-           -0-
                         -----------------------------------------------------------------------------------------------------------
                                $0.60           $0.18           $1.07           $0.76          $1.56           $1.12         $1.88
                         ===========================================================================================================
Weighted average
 number of shares
 of  common stock
 and common stock
 equivalents
    Primary                20,951,282     20,968,969       27,532,308       27,703,163     27,820,798      27,789,250     30,094,608
    Fully diluted          20,951,282     20,968,969       29,418,899       27,703,163     29,824,571      27,789,250     30,094,608
Ratios of earnings              1.38x          1.44x            3.55x            4.04x          5.11x           4.84x          6.31x
 to fixed charges
 (1)







                                                                     June 30,                      March 24, 1996
                                                                       1995
                                                                                      -----------------------------------------
                                                                                            Actual            As Adjusted (2)
                                                                 ------------------   --------------------   ------------------
Consolidated Balance Sheet Data:                                                        (In thousands)
Working capital                                                           $280,124             $  496,619            $ 777,587
Total assets                                                               981,292              1,243,817            1,524,785
Long-term debt, less current maturities                                    156,370                285,320              566,288
Shareholders' equity                                                       349,776                446,813              446,813

                 ---------------

(1) The ratios of earnings to fixed charges were calculated by dividing interest expense and amortization of debt expenses into the sum of income from continuing operations before income taxes and such fixed charges, and extraordinary items.
(2) Adjusted to reflect the sale of $287,500,000 of the Notes which resulted in net proceeds to the Company of $280,968,395. See "Use of Proceeds" and "Capitalization."


                                  RISK FACTORS



This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. An investment in the Notes involves the following risks, which, together with other matters set forth in this Prospectus, should be carefully considered by investors prior to any purchase of the Notes.

Customer Concentration and Dependence on the Electronics Industry
     A majority of the Company's revenues are derived from direct sales to original equipment manufacturers and the U.S. Government and its prime contractors. Although the Company has several hundred customer accounts, experience has indicated that a significant percentage of sales are attributed to a limited group of customers in any particular period. Sales to individual customers that exceeded 10% of annual consolidated sales for each of the last three fiscal years were: Hewlett-Packard Company, $1,049 million in 1995 and $436 million in 1994; International Business Machines Corporation, $326 million in 1994; Conner Peripherals, Inc., $229 million in 1993; and Dell Computer Corporation, $280 million in 1993. In the year ended June 30, 1995, the Company's ten largest customers contributed more than 70% of revenues. The loss of any major customer, without offsetting orders from other sources, could have a material adverse effect on the Company.

     The percentage of the Company's sales to its major customers may fluctuate from period to period. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. Customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of canceled, delayed, or reduced contracts with new business cannot be assured. These risks are exacerbated because a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a materially adverse effect on the Company's results of operations.

     The majority of the Company's accounts receivable are from customers in the high technology industry. Credit terms are extended to customers after performing credit evaluations, which continue throughout a customer's contract period. Letters of credit or other security are generally requested from customers when the Company believes significant credit risks or financial exposure may exist. However, credit losses have occurred in the past, and no assurances can be given that credit losses, which could be material, will not reoccur.

Growth Management
     The Company has experienced substantial growth in recent years, with net sales increasing from $1.12 billion in fiscal year 1991, to $2.67 billion in fiscal 1995 and to $3.19 billion in the first nine months of fiscal year 1996. In recent years, the Company has acquired facilities in several locations and the Company may acquire or build additional facilities from time to time in the future. There can be no assurance that the Company's historical revenue growth will continue or that the Company will successfully manage other plants it may acquire or build in the future. As the Company manages its existing operations and expands geographically, it may experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. In addition, the Company's results of operations could be adversely affected if its new facilities do not achieve growth sufficient to offset increased expenditures associated with geographic expansion. Should the Company increase its expenditures in anticipation of a future level of sales which does not materialize, its profitability would be adversely affected. On occasion, customers may require rapid increases in production which can stress the Company's resources.

Seasonality
     The Company has historically not considered its business to be consistently seasonal, although seasonal demands for its customers' products sold to consumers may impact quarterly revenues. In recent periods, however, the proportion of the Company's customers' products ultimately sold to retail consumers has significantly expanded, which has increased seasonality in the Company's sales. The Company believes this trend may continue.

Global Business Considerations
     The Company conducts its business on a multinational basis, with the majority of its revenue generated in the United States but with significant foreign activities. U.S. export and foreign sales from continuing operations totaled approximately $1,187 million in 1995, $778 million in 1994, and $744 million in 1993, representing 44% of total sales in 1995, 42% in 1994, and 45% in 1993. The Company sources material for much of its business, domestic included, from international suppliers. The Company is subject to the risk of currency fluctuations, possible restrictions on transfer of funds from time to time, and the burden and cost of compliance with a variety of state and foreign laws. While to date these factors have not had a material adverse impact on the Company's results of operations, there can be no assurance that they will not have such an impact in the future.

Competition and Other Factors
     The Company competes in the electronics equipment industry against numerous domestic and foreign companies. The Company also faces competition from current and prospective customers, which evaluate the Company's capabilities against the merits of manufacturing their products internally. The Company competes with different companies depending on the type of service sought and the geographic area of competition. Competition in the industry is intense and the Company believes this condition will continue. A number of competitors are larger than the Company and have significantly greater resources, while a number of competitors are smaller with fewer resources. The Company could be adversely affected if its competitors introduce superior or significantly lower priced services or products.

     To remain competitive, the Company will be required to continue to develop and provide technologically advanced engineering and manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, and continue to compete favorably on the basis of price. Further, the Company will be required to continuously update its internal information and management systems. The Company believes that maintaining and updating its internal systems is important to obtaining future, and maintaining existing, contracts. Failure to satisfy any of the foregoing requirements could materially affect the Company's competitive position.

Component Availability
     The Company sources its materials on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company has generally been able to obtain adequate components to maintain most production in periods of shortages, however, shipment delays have occurred and may periodically reoccur. Significant constraints on component availability could adversely affect the Company. When shortages and excesses have occurred the Company has generally passed on increased or reduced costs to its customers.

Possible Termination of Government Programs
     The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. On January 7, 1991, the U.S. Government canceled the A-12 Aircraft program for which the Company was a major subcontractor; in October 1991, one of the prime contractors filed suit against the Company claiming default on certain subcontracts with respect to which the Company has an inventory exposure of approximately $22 million. (See Note G to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.) The Company believes that its ongoing principal government programs will continue to be funded, but there can be no assurance to that effect. Although the termination of multiple government related programs could adversely affect results, no current government program accounts for more than 1% of consolidated revenue.

Dependence on Key Personnel
     The Company's success depends to a large extent upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could have a material adverse effect on the Company. The Company's business also depends upon its ability to recruit and retain senior managers and skilled professional and technical salaried personnel, for which there is intense competition, and its ability to recruit, train, and retain skilled and semiskilled hourly employees at competitive costs, and the failure to do so could adversely affect the Company's results of operations. Environmental Compliance
     The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing processes. ANY failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

Volatility of Market Price of Common Stock and Notes
     The trading price of the Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics industry, and other factors. In addition, the stock market is subject to price and volume fluctuations which affect the market price for many high technology companies in particular, and which often are unrelated to operating performance. Fluctuations in the trading price of the Common Stock will affect the trading price of the Notes offered hereby.

Subordination
     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default, the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior
Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Notes are effectively subordinated to the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. As of March 24, 1996, the Company had approximately $217 million of indebtedness outstanding that would have constituted Senior Indebtedness and the subsidiaries of the Company had approximately $580 million of outstanding indebtedness and other liabilities.

     The Company is a holding company. Consequently its ability to service its debt, including the Notes offered hereby, is dependent upon the earnings from the business conducted by the Company through its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds, by those subsidiaries to the Company, all of which could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations. See "Description of Notes--Subordination of Notes."

Limitation on Repurchase of Notes Upon Designated Event
     Upon the occurrence of a Designated Event, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes under certain conditions and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, that would constitute an event of default under such debt agreements. ANY future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a further default under certain of the Company's existing debt agreements and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of Notes. See "Description of Notes--Repurchase at Option of Holders Upon Occurrence of Designated Event."

Absence of Trading Market for the Notes
         The Notes were issued in April 1996 to a small number of institutional buyers and non-U.S. persons. The Registration Statement of which this Prospectus forms a part is filed pursuant to the Registration Agreement, which does not obligate the Company to keep the Registration Statement effective after the third anniversary of the date when the Registration Statement is declared effective or, if earlier, the date when all the Notes and the Common Stock issuable on conversion thereof covered by the Registration Statement have been sold pursuant to the Registration Statement. The Company does not intend to apply for listing of the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

Fountain Transaction
     The Fountain Transaction will increase the Company's expenses and working capital requirements, and place burdens on the Company's management resources. The Fountain Transaction entails a number of risks, including successfully managing the transition of the Fountain Facility to the Company. In the event the Company is unsuccessful in these efforts, the Company's results of operations could be materially adversely affected. It is anticipated that a portion of the manufacturing capacity of the Fountain Facility will be used to manufacture products under contract for Apple; fluctuation in the demand for Apple products could adversely affect the Company's results of operations.

                                 USE OF PROCEEDS

The Selling Holders will receive all of the net proceeds from the sale of Notes and Common Stock pursuant to this Prospectus.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     There is no established trading market for the Notes. The Company's Common Stock is included for trading on the Nasdaq National Market System under the symbol "SCIS." The following table sets forth for the periods indicated the high and low closing prices for the Company's Common Stock, as quoted on the Nasdaq National Market System.


                                                         High           Low
                                                  ------------------------------
Fiscal year ended June 30, 1994
    First Quarter                                   $21 3/8         $14 3/8
    Second Quarter                                   19 7/8          15 3/8
    Third Quarter                                    21 5/8          15 1/4
    Fourth Quarter                                   17              12 5/8
Fiscal year ended June 30, 1995
    First Quarter                                    22 1/4          14 3/4
    Second Quarter                                   22              16
    Third Quarter                                    19 1/2          17
    Fourth Quarter                                   26              17 1/2

Fiscal year ending June 30, 1996
    First Quarter                                    38              28 5/8
    Second Quarter                                   37 3/4          23 7/8
    Third Quarter                                    43 3/8          25 3/4
    Fourth Quarter                                   49 3/8          35 3/8
Fiscal year ending June 30, 1997
    First Quarter (through July 17, 1996)            49 3/8          31 1/2




 On July 17, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market System was $34.375 per share.


     The Company has not paid any cash dividends on its Common Stock and has no plans to pay cash dividends on its Common Stock in the foreseeable future. The payment of cash dividends is limited under the Company's credit facility, and accordingly, $47 million of retained earnings, as of March 24, 1996, are available for payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of March 24, 1996, and as adjusted to give effect to the issuance and sale by the Company of the Notes offered hereby.

                                                                      March 24, 1996
                                                            -------------------------------------
                                                                  Actual         As Adjusted (1)
                                                            -----------------  ------------------
                                                                (In thousands, except share data)
Current maturities of long-term debt                         $      5,803      $        5,803
                                                            -----------------  ------------------

Long-term debt:
    5% Convertible Subordinated Notes due 2006                        -0-             280,968
    Other long-term debt                                          285,320             285,320
                                                            -----------------  ------------------
       Total long-term debt                                       285,320             566,288
                                                            -----------------  ------------------

Shareholders' equity:
    Preferred Stock, 500,000 shares authorized;                       -0-                 -0-
       none issued and outstanding
    Common Stock, 100,000,000 shares authorized;                  169,963             169,963
       29,510,262 shares issued and outstanding (2)
    Retained earnings                                             283,584             283,584
    Cumulative translation adjustment                             (6,734)             (6,734)
                                                           -----------------  ------------------
      Total shareholders' equity                                  446,813             446,813
                                                           -----------------  ------------------
      Total capitalization                                 $      737,936     $     1,018,904
                                                           =================  ==================

               ----------------


    (1) Does not include the impact of the issuance in July 1996 of $100 million of senior unsecured notes, and the June 1996 $90 million increase in commitments under current credit facilities to $410 million from $320 million. See "Risk Factors -- Subordination" and Footnote B of the Financial Statements of the Company included in its Annual Report on Form 10-K for the year ended
           June 30, 1995.

    (2)   Outstanding  Common Stock as of March 24,  1996,  does not include (I)
          2,093,100 shares of Common Stock available for issuance pursuant to the Company's stock option plans, of which 1,265,000 shares were subject to outstanding options, and (ii) 5,897,435 shares of Common
          Stock reserved for issuance upon the conversion of the Notes.





                      SELECTED CONSOLIDATED FINANCIAL DATA



     The selected data presented under the captions "Consolidated  Statements of
  Income Data" and "Consolidated  Balance Sheet Data" for, and as of the end of,
  each of the years in the five year  period  ended June 30,  1995,  are derived from the consolidated  financial  statements of the Company audited by Ernst &
  Young LLP,  independent  auditors.  The selected data presented  below for the nine month periods ended March 26, 1995,  and March 24, 1996, are derived from the unaudited  consolidated financial statements of the Company. These results are not  necessarily  indicative  of  results  to be  expected  for any future period. The data should be read in conjunction with the consolidated financial statements,  related notes and other  financial  information  incorporated  by reference herein.
                                                                                                               Nine Months Ended
                                                                                                       -----------------------------
                                                            Year Ended June 30,                            March 26,       March 24,
                                                                                                             1995            1996
                          ------------------------------------------------------------------------------
                                1991           1992           1993            1994           1995
                          ----------------------------------------------------------------------------------------------------------
                                                        (In thousands, except ratios and per share data)
Consolidated Statement of
Income Data:
Net sales                 $                $              $              $               $              $               $
                              1,121,807      1,038,454      1,672,115       1,852,478      2,673,783       1,831,431      3,192,873
Cost and expense              1,097,446      1,019,868      1,614,096       1,791,770      2,582,739       1,769,881      3,081,393
                          ----------------------------------------------------------------------------------------------------------
   Operating income              24,361         18,586         58,019          60,708         91,044          61,550        111,480
Interest expense               (22,400)       (15,479)       (16,793)        (15,423)       (18,400)        (13,334)       (17,861)
Other income, net                 6,524          3,695          1,657           1,631          3,017           2,927          1,153
                          ----------------------------------------------------------------------------------------------------------
   Income from continuing         8,485          6,802         42,883          46,916         75,661          51,143         94,772
    operations before
    income taxes and
    extraordinary item
Income taxes (credit)             (757)        (2,259)         12,268          16,980         30,418          19,946         38,383
                          ----------------------------------------------------------------------------------------------------------
Income from continuing            9,242          9,061         30,615          29,936         45,243          31,197         56,389
 operations before
extraordinary item
Discontinued operations         (5,783)        (5,236)        (4,056)         (8,775)            -0-             -0-            -0-
 (net of income tax
benefit of $323 in 1991,
 $551 in 1992, $1,420 in
 1993 and $5,838 in 1994)
Gain on extraordinary item        9,161            -0-            -0-             -0-            -0-             -0-            -0-
 - excess of face value of
   debt retired over cost
   (net of income taxes of
   $4,720)
                          ----------------------------------------------------------------------------------------------------------
Net income                $      12,620         $3,825        $26,559         $21,161        $45,243         $31,197        $56,389
                          ==========================================================================================================
Primary earnings
 per share:
      From continuing             $0.44          $0.43          $1.24           $1.08          $1.63           $1.12          $1.88
       operations
      From discontinued          (0.28)         (0.25)         (0.15)          (0.32)            -0-             -0-            -0-
       operations
      Extraordinary item           0.44            -0-            -0-             -0-            -0-             -0-            -0-
                          ----------------------------------------------------------------------------------------------------------
                                  $0.60          $0.18          $1.09           $0.76          $1.63           $1.12          $1.88
                          ==========================================================================================================
Fully diluted earnings
   per share:
     From continuing              $0.44          $0.43          $1.21           $1.08          $1.56           $1.12          $1.88
      operations
     From discontinued           (0.28)         (0.25)         (0.14)          (0.32)            -0-             -0-            -0-
       operations
     Extraordinary item            0.44            -0-            -0-             -0-            -0-             -0-            -0-
                          ----------------------------------------------------------------------------------------------------------
                                  $0.60          $0.18          $1.07           $0.76          $1.56           $1.12          $1.88
                          ==========================================================================================================





Weighted average number
 of shares of common
 stock and common stock
 equivalents
   Primary                   20,951,282      20,968,969      27,532,308     27,703,163     27,820,798      27,789,250     30,094,608
  Fully diluted              20,951,282      20,968,969      29,418,899     27,703,163     29,824,517      27,789,250     30,094,608
Ratios of earnings to fixed       1.38x          1.44x           3.55x          4.04x          5.11x           4.84x          6.31x
charges (1)

                                                 June 30,                                                          March 24,
                          -----------------------------------------------------------------------------------
                                   1991           1992            1993             1994            1995                1996
                          ---------------------------------------------------------------------------------------------------------
Consolidated Balance
        Sheet Data:                                   (In thousands)
Working capital           $     253,677     $  255,270        $336,516         $395,628        $280,124          $  496,619
Total assets                    550,935        612,962         780,339          920,212         981,292           1,243,817
Long-term debt                  233,687        219,246         249,243          278,401         156,370             285,320
Shareholders' e                 185,909        192,349         277,856          304,634         349,776             446,813

- -------------------

(1) The ratios of earnings to fixed charges were calculated by dividing interest expense and amortization of debt expenses into the sum of income from continuing operations before income taxes and such fixed charges, and extraordinary item.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     The Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 10-K for the year ended June 30, 1995, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 24, 1996, which are incorporated herein by reference.
Additionally, see pages 2 and 3 of the Company's 1995 Annual Report to Shareholders, which is incorporated herein by reference, for further fiscal year 1995 management discussion and analysis information.




                                    BUSINESS



     SCI Systems is the largest global supplier of full-service contract manufacturing to the electronics industry, providing a broad range of manufacturing services to original equipment manufacturers (OEMs) in the computer, telecommunications, medical, aerospace and defense, and entertainment industries. SCI's strategically located plants in North America, Western Europe and East Asia manufacture components, subassemblies, and finished products for the Company's diversified and growing base of commercial customers, including Hewlett-Packard, Tandem Computers, IBM, Apple Computer, and Digital Equipment Corporation. The Company operates the largest surface mount technology (SMT) capacity in the merchant market with 148 automated SMT lines and 42 automated pin-in-hole (PIH) assembly lines installed in twenty plants in eight countries.

Electronics Manufacturing Services (EMS) Industry
     SCI was an early proponent of electronics manufacturing outsourcing by large original equipment manufacturers (OEMs). Continued growth of such outsourcing has led to the development of a sizable industry. The EMS industry is believed by the Company to generate in excess of $30 billion dollars in annual revenues (an estimated 8 to 12% of the total electronics equipment market) and to be growing at an annual rate in excess of 25%. Factors driving the growth of OEMs outsourcing include intense cost pressures, much shorter product cycles, capital requirements, lean internal support structures, increasingly dynamic market conditions, and rapid globalization. As outsourcing has grown in volume, it has also grown in scope to include such areas as product design, materials sourcing, product distribution, and after-sales support. Benefits to OEMs of outsourcing include lower product, development, and support costs; reduced capital requirements for both fixed assets and inventories; availability of "capacity elastic" resources; enhanced geographic flexibility; and ready availability of advanced manufacturing processes and information systems. As the largest supplier of full service contract manufacturing to the international electronics industry, SCI is benefiting from an ongoing shift to outsourcing as OEMs seek solutions to increasing competitive pressures.

Company Focus Areas
     The key elements of SCI's focus are quality products, competitive pricing and customer responsiveness. The Company implements this philosophy through the continuous upgrading of its technology and systems, geographic expansion to remain close to customers and management commitment to quality improvement. The Company is committed to maintaining modern manufacturing technologies, with current equipment additions focusing on evolving SMT processes and a range of microelectronic assembly processes. The Company has also expanded the number of production lines devoted to finished product assembly, burn-in and test to meet a growing number of customers' requirements.

     An essential element of the Company's infrastructure is a multitiered configuration of information systems which utilize both standard and customized software to implement advanced applications at mainframe, server, and desktop levels. Significant upgrades and expansions of system hardware, software and communications elements have been implemented. These systems are increasingly interlinked with counterpart customer systems to implement order flow, production status information, billing, and material management in a timely manner.

     The Company maintains a continuous program of manufacturing process, system, and product development. Computer aided design centers are employed at strategic regional plants in support of domestic and foreign customers. Much of the Company's design automation emphasis is currently focused upon surface mount technology and advanced manufacturing processes. New product development is usually undertaken in support of customer requirements.

     All of the Company's manufacturing facilities are registered to the quality requirements of the International Organization for Standardization (ISO 9000), as is its purchasing organization. The Company has received numerous quality awards from its customers which include many of the largest personal computer and peripheral product OEMs.

Global Operations
     Commercial Division
     The  Commercial   Division  is  a  multinational   business  organized  for
management purposes into plant groups within five geographical regions: the Central, Eastern, and Western Regions of North America, the Asian Region, and the European Region. The Commercial Division performs computer aided design, component procurement and test, subassembly and finished unit production, product test, product distribution, after-sales service, and a full range of engineering support for a sizable number of customers.

     Central Region. The Central Region operates plants in Huntsville and Arab, Alabama, and Guadalajara, Mexico. The plants serve customers throughout the Southeastern and Southwestern U.S. and Latin America. A growing nonregional customer base is resulting from the attractiveness of Mexico as a low cost manufacturing location and the Region's expanding personal computer final assembly and distribution capabilities.

     One Huntsville plant provides electronic assemblies and a mix of finished products to a diversified customer base. Certification to FDA standards is important to its success as a supplier of medical devices and instruments. This plant, the most diversified in the Central Region, also has active contracts in the computer, telecommunications, and digital television arenas. Considerable growth in finished product activities has resulted from production contracts for video terminals and networked client computers, patient monitoring equipment, modem products, and digital television reception units. This plant is also one of SCI's primary technology development centers and an early production site for advanced processes.

     A second Huntsville plant provides a full range of design, engineering, manufacturing, and distribution services. Much of SCI's success in the highly competitive personal computer market results from this plant's innovative products which are brought to market in minimum time, custom manufactured in large volumes, and shipped directly to multiple market channels. Internally developed systems that process orders electronically, track manufacturing activities online, and support direct shipment to distribution have proved important to the rapid growth of SCI's finished product business.

     The Arab plant is a high-volume producer of computer assemblies and has become a key supplier of subassemblies for finished products produced in other company plants. The facility also has capabilities in manufacturing and distributing finished products.

     The plant in Guadalajara is experiencing growth as a result of demand from both U.S. and Latin American customers and is being expanded through new construction to accommodate increasing orders. Increased capital expenditures have significantly increased the plant's capacity for surface mount electronic assembly. The plant is benefiting from customer base expansion, adding camera and printer electronics to an existing base of computer motherboard and disk controller products.

     Eastern Region. The Eastern Region, with established plants in Graham, North Carolina; Hooksett, New Hampshire; and Dorval, Quebec, Canada; was expanded during fiscal year 1995 with the addition of a plant in Augusta, Maine. The Region serves customers in the Eastern United States and Canada.

     In April 1995 the Company acquired Digital Equipment Corporation's contract manufacturing business and its manufacturing facility in Augusta, Maine. SCI also entered into a multiyear agreement to supply Digital with networking electronics produced at that plant.

     The North Carolina facility continues to focus on manufacturing Local Area Network (LAN) and Wide Area Network (WAN) interfaces, routers, and bridges and has expanded its activities to include sub-notebook computer assemblies for several of a major customer's applications. The facility also has customers in the office products and automotive electronics markets.

     The New Hampshire plant serves the electronics community of the Boston area as well as others throughout the Northeast. The markets for communication products, computers and related peripheral devices, and medical instruments offer significant opportunity for that plant.

     The Canadian operation is positioned to satisfy requirements coming from an expanding number of Canadian customers and multinationals requiring Canadian content. Surface mount technology capacity has been added and final assembly, packaging, and distribution activities have been expanded. The product mix has expanded to include a variety of computer processors and interface devices and several types of data and voice telecommunications electronics.

     Western   Region.   The  Western  Region   provides  a  range  of  contract
manufacturing services from plants in San Jose and Watsonville, California; Colorado Springs, Colorado; and Rapid City, South Dakota. It serves a diversified group of West Coast, Mountain, and Plains States customers.

     The San Jose facility benefits from its strategic location in Silicon Valley. Its diverse customer base is provided a broad range of services including new product design and introduction support, prototype assembly and early production, low and high volume production of a range of assemblies, and finished product manufacturing. The facility often serves as a sister plant to several other SCI plants as they exchange customer support functions with each other.

     The Watsonville plant, while retaining its focus upon supporting the growth of its major customer, is following a conservative diversification strategy. The plant provides requisite capacity, responsiveness, and flexibility while positioning the operation for transition from a dedicated "feeder" plant to one of full service, multiple customer manufacturing. The plant's proximity to Silicon Valley positions it to expand its customer base from the Valley's cluster of high technology companies.

     The Colorado Springs plant experienced steady growth throughout fiscal year 1995 and is currently being expanded through new construction. It has established itself as the largest contract manufacturing service provider to the Rocky Mountain high technology marketplace and has considerable experience in producing assemblies for computers, tape drives, disk array systems, and optical disk products.

     The Rapid City plant has migrated in recent years from primarily supplying electronic assemblies for a single customer's mass storage devices to manufacturing products which span a wide range of applications, complexities, volumes, and selling prices. Significant growth has occurred in the production of complex mainframe assemblies and personal computer electronics. Customer and product diversification has resulted from the addition of multiple medical and industrial automation products, as well as electronics for a major customer's high performance video display units.

     Asian Region. The Asian Region operates facilities in the Republic of Singapore and Pathum Thani Province (a suburb of Bangkok), Thailand. These plants support regional Asian customers as well as U.S. and European multinationals that prefer Asian manufacturing sources. Substantial revenue growth and market diversification has been generated by both facilities as the Company retains its market leadership in the Region.

     The Singaporean plant continues to experience demand from several of its larger multinational computer and peripheral customers. New products introduced for existing customers have included computer network management devices and printer controllers. As contracts for substantial volumes of memory modules have been received, the plant has dedicated a manufacturing module to that type product. The plant has diversified beyond its historical strength in disk drive electronics by adding customers for medical and tape drive electronics. The plant's process efficiencies and quality yields have combined with new technology and equipment additions to promote competitive performance in Singapore's maturing economy.

     The Thai plant's recent focus has been on management enhancement, systems implementation, and capacity expansion in support of continuing growth through new product introductions. The plant has received new contracts from a European network products company and continues its role as a producer of controller electronics for several leading mass storage device companies. Growth there has been stimulated by a very competitive cost structure.

     The Company believes opportunities for Asian volume growth and further product and technology diversification are available. These considerations, along with opportunities to serve a concentration of existing customers' operations in an additional regional country, are the impetus for a third Asian plant being constructed on a "green field" basis in Malaysia and scheduled for completion in fiscal year 1997.

     European Region. The European Region operates facilities in Irvine, Scotland; Fermoy, County Cork, Ireland; and Grenoble, France. These plants serve their respective in-country customers while collectively supporting large multinational customers' European operations. They also serve an emerging market for contract manufacturing services for local customers throughout Continental Europe.

     The Grenoble operation occupied a newly constructed building during fiscal year 1995, approximately one year after the Company acquired Hewlett-Packard's Grenoble Surface Mount Center. The new facility has installed additional machinery to meet growing customer requirements. The plant is well positioned to support its major customer's European growth and pursue a customer diversification strategy as European companies increasingly adopt broader manufacturing outsourcing strategies.

     The Scottish plant continues to be a supplier of a wide range of electronic assemblies to the computer industry. Diversification into mobile and fixed base telecommunications has been initiated along with memory assemblies and high performance video display electronics. The Irvine facility plays an increasing role in supporting a number of the Company's global customers and is well positioned for substantial future growth.

     The Region operates a design center in the Scottish plant which provides product development support and engineering services to the European market. The computer, telecommunication, and automotive sectors are representative of those that are benefiting from improved product functionality, manufacturability, and lower cost through the use of the design center's services.
     The Irish facility continues to support a number of local and multinational customers with whom the Company has ongoing or potential multiplant business. The plant is involved in a number of projects for two of the world's largest telecommunications companies. The plant now has considerable finished product assembly experience to balance its capabilities and is positioned to benefit from the growth of major companies' established and developing Irish operations.

     Government Division
     The Government Division provides a wide range of high performance systems and subsystems used by U.S. and foreign governments, defense and aerospace companies, and others requiring high reliability and ruggedized equipment. Its primary engineering and manufacturing operations are carried out in facilities located in Huntsville and Lacey's Spring, Alabama. The Division designs and manufactures electronic and electromechanical systems and subsystems for launch vehicle, satellite, aircraft, and surface applications. Primary technology emphasis includes instrumentation, voice and data communications, and computers.

     Current production includes voice and communication control systems for the F-15, F-16, F-18, and AV-8 aircraft; the FAA Rapid Development Voice System; and the Advanced Airborne Test Instrumentation System. The first cesium atomic clocks for a new block of Global Positioning System (GPS) satellites were delivered in fiscal year 1995 and the Division continued production of the Government's GPS User Equipment. Deliveries of Fiber Optic Terminal Equipment for NASA started during fiscal year 1995. Production continues of a family of gas cabinets for semiconductor manufacturing and for ruggedized electronics for railroad locomotives.

     The Advanced Lighting Control System for the C-130H aircraft has entered production. The ARINC-629 Current Mode Coupler (CMC) and Standard Interface Module (SIM) for the fly-by-wire Boeing 777 aircraft also are in early production. Digital Audio Intercommunications Equipment for the V-22 and C-130J aircraft has completed design and entered qualification testing. The Common Airborne Instrumentation System has begun prototype production.

     New contracts received include portable workstations for the U.S. Navy; computers for the U.S. Army's Apache Longbow Helicopter; Non-Volatile Memory Modules for the Japanese FSX Aircraft; Satellite Communication terminals for tracking in the transportation industry; control systems for transportation equipment; F-15 aircraft communications equipment for Israel; Advanced Interface Blanker Units (AIBU) for the MH53J Helicopter; gunner's consoles, fiber optic bobbins, and local area networks for the U.S. Army Enhanced Fiber Optic Guided Missile (E-FOGM); solid state power controllers for the Space Station; and proofing printers for the graphic arts industry.

Manufacturing Capabilities
     The Company remains committed to modern manufacturing technologies. Surface mount technology (SMT) is the electronics assembly technique of growing preference. It offers smaller size, lower cost and higher reliability than competing manufacturing processes. Ongoing equipment additions focus on evolving SMT processes. Barriers to entry into SMT assembly are high, as it is process sensitive, design critical and capital intensive. The Company currently operates 148 automated SMT assembly lines, making SCI one of the largest SMT producers in the world and the leader in the merchant market.

     The Company is also skilled in the  automation of  traditional  pin-in-hole
(PIH) electronics assembly using printed circuit boards and leaded components. Although conceptually several decades old, there remains a significant continuing market for this technology. SCI operates a total of 42 automated PIH assembly lines in various plants.

     The Company has expanded its number of production lines for finished product assembly, burn-in and test to meet growing demand and increased customer requirements, including rapid shipment directly to distribution channels and end users. The Company anticipates significant growth of, and wider deployment of, these capabilities to support future growth.

     The Company's manufacturing capabilities are supported by state-of-the-art information systems and a continuing program of manufacturing process, system and product development. The Company has implemented a multitiered configuration of information systems which utilize both standard and customized software to implement advanced applications at the mainframe, server, and desktop levels. These systems are increasingly interlinked with counterpart customer systems to implement order flow, production status information, billing, and material management in a timely manner. Computer aided design centers are employed at strategic regional plants in support of domestic and foreign customers. Much of the Company's design automation emphasis is currently focused upon SMT and advanced manufacturing processes.

     All of the Company's plants are registered to the rigorous quality requirements of the International Organization of Standardization (ISO 9000), as is its purchasing organization.

Recent Developments
     The following paragraph contains certain forward-looking statements and potential investors should carefully review the "Risk Factors" section of this Prospectus with respect to such forward-looking statements.

     On May 31, 1996 the Company finalized an agreement with Apple to purchase the 360,000 square foot Fountain Facility. The Fountain Facility currently provides manufacturing services in support of Apple's product requirements for the Americas. The Fountain Facility manufactures subassemblies and finished computers for Apple, and employed approximately 1,000 employees. The cash acquisition price aggregated $195 million.

     Additionally, the Company entered into a related three year manufacturing agreement with Apple. The manufacturing agreement provides that the Company will manufacture agreed upon levels of designated Apple products. The Company expects the Fountain Transaction to result in significant volume of business. The Fountain Facility will also provide the Company with manufacturing capacity for potential use by other customers.

                              DESCRIPTION OF NOTES
General

     The Notes were issued pursuant to an Indenture dated as of April 23, 1996 (the "Indenture"), between the Company and PNC Bank, Kentucky, Inc., as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions in the Indenture of certain terms used in the following summary. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

     The Notes are the unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other Indebtedness or securities that may be issued by the Company or any of its Subsidiaries.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. As a result, the Notes are effectively subordinated to all existing and future Indebtedness and other liabilities and commitments of such Subsidiaries.

     The Notes have been approved for trading in the PORTAL Market.

Principal, Maturity and Interest
     The Notes bear interest from April 23, 1996, at the rate per annum set forth on the cover page of this Prospectus and will mature on May 1, 2006.

     Interest on the Notes is semiannually on May 1 and November 1 of each year (each an "Interest Payment Date"), commencing on November 1, 1996, to holders of record at the close of business on the April 15 or October 15 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from April 23, 1996.

     The Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York is the office of the Trustee maintained for such purpose. The Notes are issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

Optional Redemption
     The Notes are not subject to redemption prior to May 1, 1999 and will be redeemable on such date and thereafter at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days' prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), in each case together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If redeemed during the 12-month period beginning May 1 of the years indicated, such redemption price shall be as indicated:
   Year                                                   Redemption Price
- -----------                                         ----------------------------
 1999                                                          103.5%
 2000                                                          103.0%
 2001                                                          102.5%
 2002                                                          102.0%
 2003                                                          101.5%
 2004                                                          101.0%
 2005                                                          100.5%

 and at May 1, 2006, 100%. On or after the redemption date, interest will cease to accrue on the Notes, or portion thereof, called for redemption.

     Mandatory  Redemption
     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. Repurchase at the Option of Holders Upon the occurrence of a Designated Event, each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant described in this paragraph and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Designated Event Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.
     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Designated Event.

     On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof duly tendered pursuant to the Designated Event Offer, (2) deposit with the Paying Agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate identifying the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new certificate representing a Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new certificate representing a Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date. Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. The Designated Event purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Designated Event purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no current intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of Indebtedness (including Senior Indebtedness) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the Designated Event Payment is subordinated to the prior payment of Senior Indebtedness as described under "--Subordination of Notes" below.
     The Company's ability to repurchase Notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements and lease facilities prohibit the Company from purchasing any Notes under certain circumstances and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements and lease agreements. ANY future credit agreements or other agreements relating to Indebtedness of the Company (including Senior Indebtedness) may contain similar prohibitions or restrictions on the Company's ability to effect a Designated Event Payment. In the event a Designated Event occurs at a time when such prohibitions or restrictions are in effect, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will be effectively prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. ANY such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See"--Subordination of Notes" below and "Risk Factors--Subordination." A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading. A "Change of Control" will be deemed to have occurred when: (I) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of its assets (other than to one or more wholly-owned subsidiaries of the Company) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided, that a Change of Control shall not be deemed to have occurred if at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States and as a result of such transaction or transactions the Notes become convertible solely into such common stock. The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain. "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (I) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election. A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States. Selection and Notice If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption. Registration Rights In connection with the original offering, the Company entered into the Registration Agreement. Pursuant to the Registration Agreement, the Company agreed for the benefit of the holders of the Notes or Common Stock issued upon conversion thereof that are, in either case, Registrable Securities, that (I) it would, at its cost, within 60 days after the closing of the sale of the Notes (the "Closing"), file a shelf registration statement (the "Shelf Registration Statement") with the Commission with respect to resales of the Notes and the Common Stock issuable upon conversion thereof, (ii) the Company would cause such Shelf Registration Statement to be declared effective under the Securities Act as soon as practicable but in any event, within 90 days after the Closing and (iii) the Company would keep such Shelf Registration Statement continuously effective under the Securities Act until the earlier of (a) the third anniversary of the date of the Closing, (b) the date on which the Notes or the Common Stock issuable upon conversion thereof may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act and (C) the date as of which all the Notes or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement (the "Shelf Registration Period"). The Company shall have the right, however, to defer the use of the prospectus which will be a part of the Shelf Registration Statement, as more fully described below. The Company will provide or cause to be provided to each holder of the Notes, or the Common Stock issuable upon conversion of the Notes, copies of the prospectus, which will be a part of such Shelf Registration Statement, notify or cause to be notified to each such holder when such Shelf Registration Statement for the Notes or the Common Stock issuable upon conversion of the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Common Stock issuable upon conversion of the Notes. A holder of Notes or the Common Stock issuable upon conversion of the Notes that sells such securities pursuant to a Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations). The Company currently intends to distribute a questionnaire to each beneficial holder of Notes as of a specified date to obtain certain information regarding such selling security holders for inclusion in the prospectus. At least three business days prior to any intended resale of the Notes or the Common Stock issuable upon conversion thereof, the holder thereof must notify the Company of such intention and provide such information with respect to such holder and the specifics of the intended resale as may be required to amend the Shelf Registration Statement or supplement the related prospectus (a holder giving such notice, a "Notice Holder"). Within two business days after the foregoing notice is provided by a Notice Holder, the Company will either (I) notify such Notice Holder that resales may proceed or file any amendment to the Shelf Registration Statement or supplement to the related prospectus needed to ensure that those documents, among other things, comply with the Securities Act, cause any such amendment to be declared effective and notify such Notice Holder thereof or (ii) notify such Notice Holder of the Company's election to defer resales until further notice (a "Deferral Period") under certain circumstances relating to issuance of a stop order by the Commission, suspension of qualification under state law, accuracy of the prospectus which is a part of the Shelf Registration Statement, pending corporate developments, public filings with the Commission and similar events. If the Company elects the option described in clause (I) of the preceding sentence, such Notice Holder may resell Notes or the Common Stock issuable upon conversion thereof pursuant to the Shelf Registration Statement for a period of 45 days (with respect to such Notice Holder, a "Selling Period") from the date notice of such election is given and, if the Company elects the option described in clause (ii) of the preceding sentence, such Notice Holder may resell such securities for a Selling Period that commences at the end of the Deferral Period. The Company may also defer until further notice a Notice Holder's existing Selling Period upon the occurrence of the events described in clause
(ii) of the second preceding sentence; provided that upon receipt of such further notice, such Selling Period shall be extended by the number of days elapsed prior to deferral. The Company may not defer Selling Periods more than one time in any three month period or three times in any twelve month period and no deferral shall exceed 30 days. The Company will pay all expenses of the Shelf Registration Statement, provide to each registered holder of Notes copies of such prospectus, notify each such registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and the Common Stock issuable upon conversion thereof.
     In the event the Company fails to file the Shelf Registration Statement within 60 days after Closing, the Shelf Registration Statement is not declared effective under the Securities Act within 90 days after the Closing, a stop order is issued by the Commission prior to the end of the Shelf Registration Period or Selling Periods have been deferred more frequently or for longer periods than are described above, the Company has agreed to pay liquidated damages to all Notice Holders of Notes and of Common Stock issuable upon conversion thereof until such event is cured. Further, if such event continues for a period in excess of 30 days, the Company has agreed to pay liquidated damages to all holders of Notes and Common Stock issued upon conversion thereof which are, in either case, Registrable Securities, without regard to whether such holder is a Notice Holder. Liquidated Damages shall be calculated, with respect to Notes held by a holder, at a rate of one-half of one percent (50 basis points) per annum of the aggregate principal amount of such Notes and, with respect to shares of Common Stock held by a holder and issued upon conversion of Notes, the same percentage of the aggregate principal mount of Notes that were converted into such shares. "Registrable Securities" means the Securities and shares of Common Stock issued upon conversion thereof, excluding any such securities that, and any such securities the predecessors of which, were previously sold pursuant to a registration statement or Rule 144 under the Securities Act. Conversion The holder of any Note will have the right, exercisable at any time after 90 days following the date of original issuance thereof and prior to the close of business on the Business Day immediately preceding the maturity date of the Notes, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest. The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (I) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock or securities convertible into Common Stock) at a price per share less than the then Current Market Price per share, as defined; (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a
Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the expiration of such tender offer or the date of payment of such negotiated transaction consideration times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common
Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted. If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction. The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised. In the Indenture, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (I) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination. "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the Daily Market Price on the Trading Day immediately following the completion of the tender offer or other negotiated transaction multiplied by the number of acquired shares. The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days (each such reduction, an "Induced Conversion Adjustment"), in which case the Company shall give at least 15days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations". Subordination of Notes The Notes will be subordinate in right of payment to all existing and future Senior Indebtedness. The Indenture does not restrict the amount of Senior Indebtedness or other Indebtedness of the Company or any Subsidiary of the Company. In addition, the Notes will be structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of March 24, 1996, the Company had approximately $217 million of indebtedness that would have constituted Senior Indebtedness. The payment of the principal of, interest on or any other amounts due on the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes, including, without limitation, any payments on the Designated Event Offer, and no redemption, purchase or other acquisition of the Notes may be made unless (I) full payment of amounts then due on all Senior Indebtedness have been made or duly provided for pursuant to the terms of the instrument governing such Senior Indebtedness, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Indebtedness or any agreement pursuant to which any Senior Indebtedness has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Indebtedness being declared due and payable. In addition, the Indenture will provide that if any of the holders of any issue of Designated Senior Indebtedness notify (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Indebtedness the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest or any other amounts due on the Notes and no purchase, redemption or other acquisition of the Notes will be made for the period (the "Payment Blockage Period") commencing on the date the Payment Blockage Notice is received and ending on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 180 days from the date the Payment Blockage Notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this Section), unless the holders of such Designated Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the
Securities after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Indebtedness must be paid in full before the holders of the Notes are entitled to any payments whatsoever. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Indebtedness or the trustee(s) for such Senior Indebtedness of the acceleration. The Company may not pay the Notes until five business days after such holders or trustee(s) of Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit Payment at that time. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company. Merger, Consolidation or Sale of Assets The Indenture will provide that the Company may not consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (I) (a) the Company is the surviving or continuing corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of
Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one Person and such Person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied. Reports Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to the holders of Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors. Events of Default and Remedies The Indenture provides that each of the following constitutes an Event of
Default: (I) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of principal on the Notes; (iii) failure by the Company to comply with the provisions described under "Designated Event";
(iv) failure by the Company for 60 days after the receipt of written notice to comply with certain other covenants and agreements contained in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Material Subsidiaries (or the payment of which is guaranteed by the Company or any of its Material Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date on which the Notes are first authenticated and issued, which default (a) is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness
(which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity without such acceleration being rescinded or annulled and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more; (vi) failure by the Company or any Material Subsidiary of the Company to pay final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $50 million, which judgments are not stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries. If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. By notice to the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Notes. The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default. Book-Entry; Delivery and Form The certificates representing the Notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("D.C."), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. The Global Certificates Upon the issuance of the Global Certificate, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Certificate to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in a Global Certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). CABBIES may hold their interests in a Global Certificate directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system. So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Certificate for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture. Payments of the principal of, and interest on, a Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated note for any reason, including to sell Notes to persons in jurisdictions which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in a Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Indenture. Once an interest in a Global Certificate is delivered as a certificated note to an Institutional Accredited Investor, such certificated note may not be exchanged for an interest in a Global Certificate. The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Notes, DTC will exchange a Global Certificate for certificated notes, which it will distribute to its participants and which will be legended as set forth under "Notice to Investors." DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations.
     Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in a Global Certificate among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. If DTC is at any time unwilling or unable to continue as a depositary for a Global Certificate and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for a Global Certificate. Transfer and Exchange A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes. Amendment, Supplement and Waiver Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes). Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder of Notes) (I) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a default in the payment of principal of or interest on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) impair the right to convert the Notes into Common Stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Notes or (x) make any change in the foregoing amendment and waiver provisions. Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act. Concerning the Trustee The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. Additional
Information Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to SCI Systems, Inc., Investor Relations, 2000 Ringwood Avenue, San Jose, California 95131; or Ronald G. Sibold, Treasurer, SCI Systems, Inc., c/o SCI Systems (Alabama), Inc., P.O. Box 1000, Huntsville, Alabama 35807. Certain Definitions Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests. "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default. "Designated Senior Indebtedness" means (I) any Senior Indebtedness which, as of the date of the Indenture, had an aggregate principal amount outstanding of at least $15 million and (ii) any Senior Indebtedness which, at the date of determination, had an aggregate principal amount outstanding of, or commitments to lend up to, at least $15 million and was specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture. "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the
     Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time. "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (I) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (C) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets and (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (I) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.
     "Material Subsidiary" means any Subsidiary of the Company which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof). "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness. "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof. "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness. "Senior Indebtedness" means the principal of, interest on and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company; unless, in the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the Notes. Senior Indebtedness includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Indebtedness, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business; (b) Indebtedness of the Company to a Subsidiary of the Company other than such Indebtedness that would be subject to a prior claim by the lenders under the Company's existing credit facilities; or (C) any liability for Federal, state, local or other taxes owed or owing by the Company. "Subsidiary" of a person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof.




                          DESCRIPTION OF CAPITAL STOCK

     At March 31, 1996, the Company's authorized capital stock consisted of 100,000,000 shares of Common Stock, $.10 par value, and 500,000 shares of Preferred Stock, no par value. At March 31, 1996, 29,539,945 shares of Common Stock were issued with no shares of Preferred Stock outstanding.

     Holders of the Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, subject to certain financial covenants contained in the Company's loan agreements. See "Price Range of Common Stock and Dividend Policy." Holders of the Common Stock are entitled to one vote per share on all matters voted upon by stockholders. Stockholders do not have cumulative voting rights which means that the holders of a majority of the shares voting for the election of directors can elect all the directors then standing for election, if they choose to do so. On liquidation of the Company, the holders of the Common Stock are entitled to share pro rata in any distribution of any assets of the Company remaining after satisfaction of creditors and distribution to the holders of any outstanding Preferred Stock of the liquidation preferences of such stock and any unpaid dividends thereon. The holders of the Common Stock have no preemptive or other subscription or conversion privileges and there are no redemption provisions with respect to such shares. The shares of Common Stock outstanding at the date of this Prospectus are, and the shares of Common Stock to be issued upon the conversion of the Debentures will be, fully paid and non-assessable.

     The Preferred Stock has voting rights equal to the Common Stock of the Company and (unless expressly required otherwise by law) votes with the Common Stock as a single class, may be issued in one or more series, and has such rights and preferences and is subject to such terms and conditions as may be fixed by the Board of Directors prior to the issuance of any series.

     The Certificate of Incorporation of the Company requires the affirmative vote of the holders of 70% of the voting stock to approve certain mergers, consolidations, reclassifications, dispositions of assets or liquidations, involving or proposed by certain "Interested Stockholders," unless certain price and procedural requirements are met or unless the transaction is approved by two-thirds of the disinterested directors. Generally, "Interested Stockholders" include any person who beneficially owns 20% or more of the Company's voting stock and, in certain cases, any person who beneficially owned 20% or more of the Company's voting stock at any time during the two years prior to the date in question or an assignee or successor of such a person. In addition, the Certificate of Incorporation provides: (I) for classification of the Board of Directors into three separate classes, each elected for a term of three years;
(ii) that special meetings of the stockholders may be called only by two-thirds of the directors, the Chairman of the Board, or holders of 70% of the voting stock; and (iii) that action by the stockholders of the Company in lieu of a meeting of the stockholders may be taken only with the written consent of holders of 70% of the voting stock. Except for any amendment recommended by two-thirds of the directors, these provisions of the Certificate of Incorporation may be amended only by the affirmative vote of holders of 70% of the voting stock of the Company. The overall effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of the Company without negotiation with the Board of Directors.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and the Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Notes and Common Stock as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes or Common Stock as part of a position in a "straddle" for tax purposes or holders of Notes that did not acquire the Notes in the initial distribution thereof.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders

     As used herein, the term "United States Holder" means a holder of a Note that is a citizen or resident of the United States, or that is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or an estate or trust the income of which is subject to United States federal income taxation regardless of its source, and the term "United States" means the United States of America (including the States and Districts of Columbia).1



Payment of Interest
     Interest on a Note generally will be includible in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

Sale, Exchange or Redemption of the Notes
     Upon the sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between
(I) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such Holder's adjusted basis in the Note. A United States Holder's adjusted basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the Note was held for more than one year at the time of sale, exchange or redemption.

Conversion of the Notes
     A United States Holder generally will not recognize any income, gain, or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional Share of Common Stock. Such Holder's basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted basis in the fractional share).

Adjustment of Conversion Price
     The conversion price of the Notes is subject to adjustment in certain circumstances. Under Section 305(C) of the United States Internal Revenue Code of 1986 (the "Code"), adjustments that have the effect of increasing the proportionate interest of holders of the Notes in the assets or earnings of the Company (for example, an adjustment following a distribution of property by the Company to its shareholders) may in some circumstances give rise to deemed dividend income to United States Holders; similarly, a failure to adjust the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Company Common Stock can in some circumstances give rise to deemed dividend income to United States Holders of such Common Stock.

Dividends on the Common Stock
     Dividends paid on the Common Stock generally will be includible in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

Sale or Other Disposition of Common Stock
     United States Holders generally will be subject to taxation with respect to any gain recognized on the sale, exchange, redemption or other disposition of shares of Common Stock. Such gain will be capital gain, and will be long-term capital gain if the shares of Common Stock were held for more than one year.

Information Reporting and Backup Withholding Tax
     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, and payments of the proceeds of the sale of a Note or Common Stock to certain non-corporate United States Holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (I) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. ANY amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund.

Non-United States Holders
     Subject to the discussion of backup withholding below, payments of principal and interest on the Notes to, or on behalf of, any beneficial owner of a Note that is not a United States Holder (a "Non-U.S. Holder") will not be subject to U.S. federal withholding tax; provided, in the case of interest, that
(I) such Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company,
(ii) such Non-U.S. Holder is not a controlled foreign corporation for U.S. tax purposes that is related to the Company through stock ownership and (iii) either
(A) the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and that holds the Note certifies, under penalties of perjury, that such statement has been received from the Non-U.S. Holder by it or by another financial institution and furnishes the payor with a copy thereof.

     ANY capital gain realized on the sale, exchange, redemption or other disposition of a Note or of shares of Common Stock (including the receipt of cash in lieu of fractional shares upon conversion of a Note into shares of Common Stock) by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes if (I) such gain is not effectively connected with a U.S. trade or business of the holder and (ii) in the case of an individual, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition or receipt.

     Except as described in the previous paragraph above with respect to the receipt of cash in lieu of fractional shares by certain holders upon conversion of a Note, no United States federal income tax will be imposed upon the conversion of a Note into shares of Common Stock.

     Dividends paid (or deemed paid, as described under "United States Holders--Adjustment of Conversion Price") on shares of Common Stock held by a Non-U.S. Holder will be subject to withholding of United States federal income tax at a 30 percent rate (or lower rate provided under any applicable tax treaty, assuming the holder of the Common Stock satisfies any certification or documentation requirements necessary to claim the benefits of such treaty), unless the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, in which case such dividends will be subject to United States federal income tax at regular rates and will be exempt from the 30 percent withholding tax.

     Payments made on a Note or shares of Common Stock and proceeds from the sale of a Note or shares of Common Stock received by a Non-U.S. Holder will not be subject to a backup withholding tax of 31% or to information reporting requirements unless, in general, the holder fails to comply with certain reporting procedures or otherwise fails to establish an exemption from such tax or reporting requirements under applicable provisions of the Code.

                              PLAN OF DISTRIBUTION

     The Notes and Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Notes and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Notes and Common Stock for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Notes and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Notes and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Notes and Common Stock issuable upon conversion thereof may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Notes and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (I) on any national securities exchange or quotation service on which the Notes or the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Notes or the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Notes and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Notes and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Common Stock may not simultaneously engage in market-making activities with respect to such securities for a two or nine business day period prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Holders or any such other person. All of the foregoing may affect the marketability of the Notes and the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to these securities.

     Pursuant to the Registration Agreement, all expenses of the registration of the Notes and Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Montgomery Securities have provided services to the Company and to entities related to the Company and may in the future provide services to the Company or such other entities, for which they have received or expect to receive customary fees.

                                 SELLING HOLDERS

     The Notes were originally issued by the Company and sold by the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act), other institutional  "accredited investors" (as defined in Rule 501(a)(1),
(2), (3) or (7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issued upon conversion of the Notes.


     The following table sets forth information with respect to the Selling Holders and the respective principal amounts of Notes and shares of Common Stock beneficially owned by each Selling Holder. Such information has been obtained from the Selling Holders or such other sources as the Company deems reliable. The information regarding the Selling Holders set forth below is based on information provided to the Company by such Selling Holders as of the date hereof. The Company will supplement this Prospectus from time to time to reflect information regarding ownership of Notes or Common Stock received from Selling Holders desiring to sell such securities pursuant to the Registration Statement. Except as otherwise disclosed herein, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes, since the date on which they provided the information regarding their Notes, in transactions exempt from the registration requirements of the Securities Act.


 Selling Holder            Principal Amount of                Number of
                         Notes Beneficially Owned        Shares of Common Stock
                           and Offered Hereby            Beneficially Owned (c)
 ---------------        --------------------------     -------------------------
Pecks Management
 Partners Ltd. (a)             10,500,000                           -
Harvard & Company              10,000,000                           -
OCM Convertible Trust           5,225,000                           -
General Motors Salaried
 Employees Convertible Fund     5,030,000                           -
MacKay Shields Financial
 Corporation (b)                5,000,000                           -
Oregon Equity Fund              3,800,000                           -
Allstate Insurance Company      3,500,000                           -
Pondwave & Company              3,395,000                           -
Delta Airlines Master Trust     3,105,000                           -
Pimco Equity Income             3,000,000                           -
TCW Convertible
 Securities Fund                2,915,000                           -
SAIF Corporation                2,500,000                           -
Pension Reserves
  Investments Management        2,365,000                           -
TCW Convertible
  Value Fund                    2,005,000                           -
Pacific Mutual Life
  Insurance Company             1,500,000                           -
State of Michigan Employees'
  Retirement Fund               1,295,000                           -
State Employees' Retirement
  Fund of the State
  of Delaware                   1,110,000                           -
Delaware State Retirement
 Fund - Froley, Revy            1,000,000                           -
TCW Convertible
  Strategy Fund                   965,000                           -
North Dakota State Workers
  Compensation Fund               755,000                           -
Strugeon & Company                750,000                           -
AIM Management Incorporated       600,000                           -
Cincinnati Bell Telephone
  Convertible Value Fund          560,000                           -
Massachusetts Mutual Life
  Insurance Company               535,000                           -
ICI American Holdings Pension     500,000                           -
Zeneca Holdings Pension           500,000                           -
WAFRA Discretionary Account       400,000                           -
TCW/DW Income and Growth Fund     375,000                           -
North Dakota State
  Land Department                 290,000                           -
OCM Convertible Limited
  Partnership                     270,000                           -
Kapiolani Medical Center          250,000                           -
Nalco Chemical Retirement Trust   200,000                           -
Medical Malpractice Insurance
  Association                     115,000                           -



(a) Held in investment advisor capacity for the following entities in the amounts indicated: Teepak, Inc. Master Trust - 75,000; Christian Science Trustees for Gifts and Endowments - 220,000; Hillside Capital Incorporated Corporate Account - 245,000; First Church of Christ, Scientist - Endowment - 275,000; Thermo Electron Balanced Investment Fund - 405,000; Declaration of Trust for the Defined Benefit Plans of ZENECA Holdings Inc - 445,000; Declaration of Trust for the Defined Benefit Plans of ICI American Holdings Inc
- - 665,000; Delaware State Employees Retirement Fund - 2,210,000; and General Motors Domestic Group Trust - 5,960,000

(b) Held In investment Advisor capacity for the following entities in the amounts indicated: New York Life Separate Account #7 - 1,250,000; and Cypress & Co. - 3,750,000


(c) Does not include shares of Common Stock issuable upon conversion of Notes.






                                  LEGAL MATTERS

        The validity of the Notes and the shares of Common Stock issuable upon conversion thereof have been passed upon for the Company by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia, counsel for the Company.

                                     EXPERTS

        The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, incorporated by reference into this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in Accounting and Auditing.

[Back Cover Page of Prospectus]
[Left Column]
No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Offering Memorandum in connection with the offer made by this Offering Memorandum and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Offering Memorandum. This Offering Memorandum does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.





                                Table of Contents

                                                               Page
Available Information
Information Incorporated by Reference
Summary
Risk Factors
Use of Proceeds
Price Range of Common Stock and
 Dividend Policy
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations
Business
Description of Notes
Description of Capital Stock
Certain Federal Income Tax
 Considerations
Selling Holders
Plan of Distribution
Legal Matters
Independent Auditors
[End of left column]
- --------------------------------------------------------------
[Right column]

$287,500,000

SCI Systems, Inc.


5% Convertible Subordinated Notes Due 2006

Salomon Brothers Inc
Merrill Lynch & Co.
Montgomery Securities


Prospectus
Dated June 10, 1996
[End of right column]
[End of Back Cover Page of Prospectus]

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses to be paid by the Company in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the Nasdaq additional listing fee.

     SEC registration fee........................$ 99,137.93
     Legal and accounting fees and expenses (1)..  50,000.00
                                                   ---------
                                                 $149,137.93
                                                  ==========

(1) Estimate of maximum amount of such expense.

Item 15.  Indemnification of Directors and Officers.

         The Company's Second Restated Certificate of Incorporation (the "Certificate of Incorporation") requires that the Company indemnify every director and officer, and his or hers heirs, executors and administrators, against expenses reasonably incurred by him or her in connection with any action, suit or proceeding to which he or she may be made a party by reason of being or having been an officer of the Company, except with respect to matters as to which he or she is finally adjudged in such action, suit or proceeding to have been liable thereunder by reason of negligence or misconduct. The Certificate of Incorporation further provides that in the event a claim against a director or officer is settled, indemnification may only be provided in connection with matters covered by the settlement as to which the Company is advised by its counsel that the person to be indemnified did not commit a breach of duty to the Company.

         In accordance with Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duties. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (I) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

         The Company's Amended and Restated Bylaws (the "Bylaws") provide that, subject to certain limited exceptions set forth therein, the Company may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that the Board of Directors, independent legal counsel or a majority of shareholders, as the case may be, determine that such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful (unless the individual in question has entered into an agreement providing for a standard of care different than that set forth above, in which case such standard would be controlling in determining any rights to indemnification). The Bylaws further provide that the Company may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. In addition, the Bylaws further provide that the Company may maintain officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

ITEM 16. EXHIBITS
Exhibit No.                 Description of Exhibit

+ 4.1     Second Restated Certificate of Incorporation, as amended

+ 4.2     Bylaws of the Company, as amended

+ 4.3     Indenture  dated as of  April 23,  1996  between  the Company and PNC
         Bank, Kentucky, Inc., as trustee, relating to the Company's 5% Convertible Subordinated Notes due 2006

+ 4.4     Registration  Agreement  dated as of  April 23,  1996 by and  among the Company, Salomon Brothers Inc, Merrill Lynch & Co., and Montgomery Securities, as initial purchasers

+ 5.1     Opinion of Powell, Goldstein, Frazer & Murphy

+ 12      Statement regarding computation of ratio of earnings to fixed charges

+ 23.1    Consent of Powell, Goldstein, Frazer & Murphy (included as part of
         Exhibit 5.1 hereto)

  23.2    Consent of Ernst & Young LLP

+ 24.1    Power of Attorney (see the signature pages hereto)

+ 25.1    Form T-1 Statement of Eligibility and Qualification of Trustee

+ Previously submitted.


Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntsville, State of Alabama, on the 19 day of July, 1996.
                                SCI SYSTEMS, INC.

                              By: /s/ Michael M. Sullivan
                                  ------------------------
                                  Michael M. Sullivan
                                  Secretary and Corporate Counsel


         Signature                     Title                          Date

     *
     -----------------
       Olin B. King              Chairman of the Board
                                         and
                                 Chief Executive Officer
                                (Principal Executive, Accounting
                                 And Financial Officer)            July 19, 1996

     *
     ------------------------
     A. Eugene Sapp, Jr.         Director, President and
                                 Chief Operating Officer           July 19, 1996



     *
     -----------------------
     Howard H. Callaway         Director                          July 19, 1996


     *
     ---------------------
     William E. Fruhan           Director                          July 19, 1996


     *
     -------------------
     Joseph C. Moquin           Director                          July 19, 1996


     *
     -------------------
     Wayne Shortridge            Director                          July 19, 1996


     *
     ----------------
     G. Robert Tod               Director                          July 19, 1996


     *
     -----------------
      Jackie M. Ward             Director                          July 19, 1996



     * /s/ Michael M. Sullivan
      ------------------------
      Michael M. Sullivan
      Attorney-in-Fact